                                                                      SCHEDULE I

                         AMERIQUEST TECHNOLOGIES, INC.
                         3 IMPERIAL PROMENADE, STE. 300
                          SANTA ANA, CALIFORNIA 92707

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER


     This Information Statement is being mailed on or about August 10, 1995, in connection with the execution by AmeriQuest Technologies, Inc. ("AmeriQuest") of a Purchase Agreement with Computer 2000 AG and its wholly-owned subsidiary Computer 2000, Inc. (herein referred to collectively as "Computer 2000") dated August 7, 1995 (the "Purchase Agreement") pursuant to which, among other things:

     1. Computer 2000 will exchange an $18 million Promissory Note from AmeriQuest 2000, Inc., a wholly-owned subsidiary of AmeriQuest, in exchange for (i) 810,811 shares of AmeriQuest's Series A Preferred Stock (convertible into 8,108,110 shares of AmeriQuest Common Stock upon the authorization of the underlying Common Stock) and (ii) warrants to purchase 657,289 shares of Series D Preferred Stock (convertible into 6,572,890 shares of AmeriQuest Common Stock upon the authorization of the underlying Common Stock) exercisable at $0.50 per share of the Series D Preferred; and

     2. In consideration of $31.25 million, Computer 2000 will purchase (i) 1,785,714 shares of AmeriQuest's Series B Preferred Stock (convertible into 17,857,140 shares of AmeriQuest Common Stock upon the authorization of the underlying Common Stock) and (ii) warrants to purchase 746,186 shares of Series D Preferred Stock (convertible into 7,461,860 shares of AmeriQuest Common Stock upon the authorization of the underlying Common Stock) exercisable at $.50 per share of Series D Preferred Stock; and

     3. In consideration for the debt conversion and additional investment, Computer 2000 will also be granted additional pari passu rights with
                                                        ----------
          respect to other warrants and options issued by AmeriQuest, as well as a warrant to purchase that number of shares equal to the total number of shares of Common Stock issued and to be issued by AmeriQuest in excess of 2,800,000 shares in the acquisition of Robec, Inc. at an effective price of $0.05 per share; and

     4. Computer 2000 will assume control of the Board of Directors (five of nine directors, the Board being expanded to nine directors at that time), control of the management of AmeriQuest (Chief Executive Officer and Chief Operating Officer) and ownership of approximately 62% of AmeriQuest.

     The transaction would normally require approval of shareholders according to the Shareholder Approval Policy of the New York Stock Exchange (the "Exchange"). The Audit Committee of the Board of Directors of AmeriQuest determined that delays necessary in securing shareholder approval prior to the proposed transaction would seriously jeopardize the financial viability of AmeriQuest. AmeriQuest is financially distressed and in the opinion of the Audit Committee, financial survival is heavily dependent upon effecting the proposed transaction, with Computer 2000, at the earliest practicable date. Because of that determination, the Audit Committee, pursuant to an exception provided in the Exchange's shareholder approval policy for such a situation, expressly approved AmeriQuest's omission to seek shareholder approval that would otherwise have been required under that policy. The Exchange has accepted AmeriQuest's application of the exception.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended ("Exchange Act") and Rule 14f-1 thereunder.
You are urged to read this Schedule I carefully. YOU ARE NOT, HOWEVER, BEING REQUESTED, NOR ARE YOU REQUIRED, TO TAKE ANY ACTION. The information contained in this Information Statement concerning Computer 2000 and its five designees to the Board of Directors (the "Computer 2000 Designees") has been furnished to AmeriQuest by representatives of Computer 2000, and AmeriQuest assumes no responsibility for the accuracy, completeness or fairness of any such information.


                 INFORMATION REGARDING COMPUTER 2000 DESIGNEES

     You are receiving this Information Statement in connection with the anticipated appointment to AmeriQuest's Board of Directors of the Computer 2000 Designees upon the closing of the Purchase Agreement, scheduled to occur on or about August 20, 1995. Three of the existing directors would resign at that time and the Board of Directors would be expanded to nine members, with the Computer 2000 Designees being appointed to AmeriQuest's Board of Directors, in
                                                                            --
seriatum.  It is contemplated that the three directors who will resign at that
--------
time are Messrs. Terren Peizer, Eric J. Werner and William Silvis.  Mr. Gregory
A. White resigned as a Director on August 5, 1995 (effective July 11, 1995).

     AmeriQuest has been informed that the Computer 2000 Designees are as follows:

     1. Steve DeWindt (age 40) has served as one of four Co-Presidents of Computer 2000 and head of Group Sales & Marketing for Computer 2000 since May, 1992. He is responsible for the geographic regions of Northern Europe, North America and the Middle East. Prior to his affiliation with Computer 2000 Mr. DeWindt served as Director of worldwide sales for the reseller channel at Intel from May, 1984 to April, 1992. Mr. DeWindt also served as Director of Business Affairs and International Marketing for the Records and Music Publishing Group of the Walt Disney Company from June, 1979 to March, 1983. Mr. DeWindt holds an Masters in Business Administration from the University of California at Los Angeles ("UCLA"). Mr. DeWindt will become the Chairman of the Board and Chief Executive Officer of AmeriQuest.

     2. Mark Mulford (age 41) has served for the last nine years with Frontline Distribution Ltd., Computer 2000's largest foreign subsidiary, which conducts business in the United Kingdom, most recently as Managing Director. Mr. Mulford holds a degree in Chemical Pharmacology from Oxford University. Mr. Mulford will become the President and Chief Operating Officer of AmeriQuest.

     3. Klaus J. M. Laufen (age 52) has served as one of the Co-Presidents of Computer 2000 for more than the last five years, with responsibility for the areas of finance, group investments and investor relations.

     4. Dr. Harry Krischik (age 44) has served as one of the Co-Presidents of Computer 2000 for more than the last five years, with responsibility for the areas of logistics, electronic data processing and human resources. He also has regional responsibility for Southern Europe and Latin America.

     5. Holger Heims (age 32) has served with Computer 2000 since October, 1991, most recently as Director of Investments, Tax & Legal. From May, 1989 to October, 1991 he was a partner in the firm of Heims Tax Consultants. Mr. Heims has a Masters of Business Administration degree from Munich University.

     Computer 2000 currently owns 532,000 shares of AmeriQuest Common Stock which it acquired in August, 1994 at $2.50 per share. AmeriQuest has been advised that none of the Computer 2000 Nominees, nor any of Computer 2000's directors, executive officers, affiliates or associates beneficially owns any equity securities, or rights to acquire any equity securities, of AmeriQuest; and none has been involved in any transactions with AmeriQuest or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities & Exchange Commission ("SEC") except for Mr. Jochen Tschunke, Chairman of the Board of Computer 2000. Mr. Tschunke paid $600,000 for (i) 250,000 shares of AmeriQuest Common Stock and
(ii) a warrant to acquire an additional 250,000 shares of AmeriQuest Common Stock, initially exercisable at $3.50 per share and subsequently adjusted to $2.22 per share. Mr. Tschunke's purchase was part of a private placement in October, 1994 to a larger group of investors that provided funds necessary for AmeriQuest to acquire Ross White Enterprises, Inc. d/b/a "National Computer Distributors ("NCD"). Mr. Tschunke made his investment separately, and NOT as a representative of Computer 2000. In the opinion of management, his investment was no more favorable to Mr. Tschuke than that afforded other unaffiliated investors as part of that same placement.

     AmeriQuest has been advised that each of the Computer 2000 Designees has consented to act as a director, and that none of such persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdeameanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

     The principal business address for the Computer 2000 Nominees is c/o Computer 2000 AG, Wolfratshauser Strasse 84, 81379 Munich, Germany, telephone no. 011/49/89/724 900.


             INFORMATION REGARDING AMERIQUEST'S BOARD OF DIRECTORS
                             AND EXECUTIVE OFFICERS


DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

     The following table sets forth certain information regarding the current directors and officers of AmeriQuest.

NAME                        AGE                           POSITION
-------------------------   ---   ----------------------------------------------
Marc L. Werner*              38   Chairman of the Board of Directors
Eric J. Werner*              33   Director
Terren S. Peizer             36   Director
William N. Silvis            68   Director
William T. Walker, Jr.       63   Director
Harold L. Clark              59   Director, Co-Chairman and Chief Executive Officer
Stephen G. Holmes            49   Director, Secretary/Treasurer and Chief Financial Officer
Dennis Fairchild             45   Chief Accounting Officer
William F. Gibson III        40   Vice President and Comptroller
Robert H. Beckett**          61   President of Robec, Inc.

--------------
*    Messrs. Marc L. Werner and Eric J. Werner are first cousins.

** Mr. Robert H. Beckett will be appointed to the Board at its meeting following the completion of the acquisition of Robec, Inc. pursuant to the Amended and Restated Agreement and Plan of Reorganization dated as of August 11, 1994 (the "Robec Acquisition Agreement"), as amended. AmeriQuest is also obligated under the Robec Acquisition Agreement to nominate Mr. Beckett for reelection to the Board of Directors each of the next two years.

     Marc L. Werner has been employed by Werner Co. since 1986, and currently serves as Treasurer, Chief Financial Officer and Director for Werner Co. and various companies affiliated with Werner Co. Mr. Werner is a Certified Public Accountant, and holds a Bachelor of Science degree in Accounting from Northern Illinois University.

     Eric J. Werner has been employed by Werner Co. since 1988, and currently serves as Secretary, General Counsel and Director for Werner Co. and various companies affiliated with Werner Co. Mr. Werner holds a Bachelor of Science degree in Industrial Engineering from Pennsylvania State University and a Jurisprudence Doctorate degree from Boston University--School of Law.

     Terren S. Peizer is an independent, full-time investor. For the last five years he has been engaged in his investment activities first as President of Financial Group Holdings, Inc. and subsequently as President of Beachwood Financial Company, Inc. Mr. Peizer also serves as a Director of Urethane Technologies, Inc.

     William N. Silvis joined AmeriQuest's Board of Directors in December 1988. He has served as General Manager, Commercial Products Division, of Research and Development Laboratory, Inc. from 1987 to the present. From 1986 to 1987, Mr. Silvis was self-employed as a management consultant for various companies, including AmeriQuest. From 1984 to 1986, Mr. Silvis was Senior Vice President of Sales and Marketing for Gateway Computer, a retail computer products chain. Previously, he had been employed by IBM for 31 years in various sales and management positions.

     William T. Walker, Jr. has been the principal of Walker Associates, a corporate financial consultant for investment banking, since 1985. From 1969 through 1985, he was employed by Bateman Eichler, Hill Richards, a Los Angeles based investment banker, in various capacities, including serving on its Board of Directors and Executive Committee, and as Executive Vice President, Manager of Investment Banking and Chairman of the Underwriting Committee. Mr. Walker has been a Member of the Board of Directors of the Securities Industry Association, a Governor of the Pacific Coast Stock Exchange and has served on the American Stock Exchange Advisory Committee. Mr. Walker also serves as a Director of Go-Video, Inc. and Fortune Petroleum.

     Harold L. Clark was named President and Chief Executive Officer of AmeriQuest on December 3, 1993. He was appointed to serve as a Director on March 4, 1994. Prior to December 1993 he served as President and Chief Executive Officer of CDS Distribution, Inc., a subsidiary of AmeriQuest, from April 1993 to December 1993. From February 1991 to December 1992, he served as President, Chief Operating Officer and Director of Everex Systems, Inc. ("Everex"). From 1989 through 1991, he served as a computer industry consultant. From 1984 to 1989, he served as the President of Ingram Micro, Inc. Dr. Clark received a B.S. Degree from Bryant College, an MBA from Pepperdine University, and has earned a Doctor of Education Degree from Nova University.

     Stephen G. Holmes joined AmeriQuest as its Chief Financial Officer, Secretary and Treasurer in January 1992, after serving as a general partner and a managing partner of Arthur Andersen & Co. from 1978 until 1992. Mr. Holmes was appointed to serve as a Director on March 4, 1994. Mr. Holmes was educated at the University of Colorado and the University of Rochester, from which he received a B.S. degree, and is licensed to practice as a CPA in the State of California and other states.

     Dennis Fairchild joined AmeriQuest upon its acquisition of NCD in November, 1994. Mr. Fairchild has served as Chief Financial Officer of NCD since January, 1994. From March, 1990 to December, 1993, Mr. Fairchild was a partner in Coral Springs Connections, the owner of Southwest Frozen Foods, and served as Chief Financial Officer of Southwest Frozen Foods. Mr. Fairchild is a CPA and a CMA.

     William F. Gibson III joined AmeriQuest in June 1988, and since January, 1994 has been the Vice President and Comptroller of AmeriQuest. He is a Certified Public Accountant and holds a Bachelor of Science degree from University of California--Berkeley in Business Administration.

     Robert H. Beckett has served as the President and Chief Executive Officer of Robec, Inc. for more than the last five years. Mr. Beckett holds a Bachelor of Science degree in Mechanical Engineering from Worcester Polytechnic Institute.

                     BENEFICIAL OWNERSHIP OF AMERIQUEST AND
                         CHANGE OF CONTROL ARRANGEMENTS

OUTSTANDING SHARES

     As of July 28, 1995 AmeriQuest had outstanding 24,303,572 shares of Common Stock of $.01 par value, each share being entitled to one vote. Shareholders of AmeriQuest do not have cumulative voting rights.

BENEFICIAL OWNERSHIP OF AMERIQUEST COMMON STOCK

     The following table sets forth, as of July 28, 1995, information relating to the beneficial ownership of AmeriQuest's Common Stock by (i) each person known to AmeriQuest to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of AmeriQuest, (ii) each director, (iii) each of the executive officers for which executive compensation information is set forth above, and (iv) all directors and executive officers as a group. AmeriQuest knows of no agreements among its shareholders which relate to voting or investment power over its Common Stock.

                                        Beneficial Ownership as of July 28, 1995
                                        ----------------------------------------
                                         Number of Shares  Percent of Class(10)
                                         ----------------  --------------------
Name and Address of Beneficial Owner
------------------------------------

DIRECTORS AND OFFICERS(9)(10)
-----------------------------
Marc L. Werner                              3,693,473(1)           14.29%
Eric J. Werner                              3,619,473(1)           14.00%
Terren S. Peizer                            1,296,000(2)            5.23%
William N. Silvis                              15,000(3)            *
William T. Walker, Jr.                         35,000(4)            *
Harold L. Clark                               262,500(5)            1.08%
Stephen G. Holmes                              81,667(6)            *
All officers and directors as
a group (22 persons)(9)                     5,865,556(7)           22.01%

-------------------------
*    Denotes less than 1%

(1) The Board of Directors of Manufacturers Indemnity and Insurance Company of America is vested with the voting and investment powers relating to the shares of AmeriQuest's Common Stock held by Manufacturers Indemnity and Insurance Company of America. Messrs. Marc L. Werner and Eric J. Werner are also directors of Manufacturers Indemnity and Insurance Company of America, and may accordingly be deemed to have shared voting and investment powers over the 1,683,473 shares of AmeriQuest Common Stock held by Manufacturers Indemnity and Insurance Company of America. In addition, Manufacturers Indemnity and Insurance Company of America holds a four-year warrant to purchase 190,000 shares of Common Stock at $3.50 per share from May 14, 1995 to November 14, 1998. The exercise price of the warrant was adjusted downward to $2.22 per share because of the right of such purchasers to adjust the warrant exercise price to the same price as other investors acquire shares between November 14, 1994 and May 14, 1995. The conversion price to Computer 2000 of its $18 million loan is deemed by AmeriQuest to constitute such a "sale." In addition, Manufacturers Indemnity and Insurance Company of America holds a three-year warrant to purchase 1,360,000 shares of Common Stock at $1.05 per share thru June 30, 1998. Such shares are reflected in the table under both Marc L. Werner's and Eric J. Werner's names individually, but are not duplicated in the caption relating to "All Officers and Directors as a Group."

(2) Mr. Terren S. Peizer is the sole shareholder of the corporate general partner of Wendover Financial Company L.P., and may be deemed to have sole voting and investment powers over the 596,000 shares of AmeriQuest Common Stock held by Wendover Financial Company L.P. In addition, Wendover Financial Company L.P. holds a four-year warrant to purchase 100,000 shares of Common Stock at $3.50 per share from May 14, 1995 to November 14, 1998. The exercise price of the warrant was adjusted downward to $2.22 per share because of the right of such purchasers to adjust the warrant exercise price to the same price as other investors acquire shares between November 14, 1994 and May 14, 1995. The conversion price to Computer 2000 of its $18 million loan is deemed by AmeriQuest to constitute such a "sale." Mr. Peizer personally holds a stock option that is currently exercisable to acquire 400,000 shares of Common Stock at $4.50 per share through March 3, 1999. All such shares are included in the foregoing table.

(3) All of the shares reflected in the name of Mr. Silvis are issuable upon exercise of currently exercisable options to purchase Common Stock at $3.375 per share granted to Mr. Silvis on October 14, 1994.

(4) Of the shares reflected in the name of Mr. Walker, 20,000 shares are issuable upon exercise of currently exercisable options to purchase Common Stock at $1.50 per share granted to Walker Associates, of which Mr. Walker is the President and Chairman. The shares subject to that option were increased on December 3, 1993 from 10,000 shares to 20,000 shares, and were afforded immediate vesting. The remaining 15,000 shares are issuable upon exercise of currently exercisable options to purchase Common Stock at $3.375 per share granted to Mr. Walker on October 14, 1994.

(5) Includes 200,000 shares issued to Mr. Clark on October 14, 1994 for which Mr. Clark paid $2,000 in cash and tendered to AmeriQuest a one-year Promissory Note in the amount of $498,000. The balance of the shares are subject to currently exercisable stock options, exercisable at $1.75 per share.

(6) Includes 50,000 shares issued to Mr. Holmes on October 14, 1994 for which Mr. Holmes paid $500 in cash and tendered to AmeriQuest a one-year Promissory Note in the amount of $124,500. The balance of the shares are subject to currently exercisable stock options, exercisable at $1.75 per share.

(7) Includes 958,767 shares subject to stock options and warrants currently vested and issuable upon exercise of such options and warrants.

(8) The address for the executive officers and directors and proposed directors is: 3 Imperial Promenade, Ste. 300, Santa Ana, California 92707.

(9) Each executive officer and director has sole voting and investment power with respect to the shares listed, unless otherwise indicated.

(10) For purposes of determining the percentage of outstanding Common Stock held by each person or group set forth in the table, the number of shares held by a person or group is divided by the sum of the number of shares of AmeriQuest's Common Stock outstanding on July 28, 1995 (24,303,572 shares) plus the number of shares of Common Stock subject to outstanding stock options and warrants exercisable currently or within 60 days of July 28, 1995 by such person or group, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. Percentages of less than 1% are represented by an asterisk.

                            EXECUTIVE COMPENSATION.

     The following table provides information concerning the annual and long-term compensation of the Chief Executive Officer of AmeriQuest and each of the four other highest paid executive officers who served as such during fiscal year 1995 for services rendered to AmeriQuest and its subsidiaries in all capacities during the fiscal years 1995, 1994 and 1993.

                                                                         Long-Term          All Other
                                        Annual Compensation/(1)/        Compensation       Compensation
                                        -------------------------   --------------------   ------------
Name and                                                                Stock Option
Principal Position            Year          Salary        Bonus     Awards (shares)/(2)/
------------------           ------      -----------     --------   --------------------

Harold L. Clark,              1995         $214,117        -0-        200,000 shs./(2)/         -0-
Chief Executive               1994         $134,861/(3)/   -0-        250,000 shs./(2)/         -0-
Officer                       1993         $ 18,000/(3)/   -0-         -0-                      -0-

Stephen G. Holmes,            1995         $155,769        -0-         50,000 shs./(2)/         -0-
Secretary/Treasurer           1994         $130,819        -0-        100,000 shs./(2)/         -0-
Chief Financial               1993         $100,000        -0-         -0-                      -0-
Officer

Peter S.H. Grubstein,         1995         $162,500        -0-         -0-                      -0-
Senior Vice President         1994           -0-           -0-         -0-                      -0-
                              1993           -0-           -0-         -0-                      -0-

Howard B. Crystal,            1995         $148,942        -0-        100,000 shs./(2)/         -0-
Senior Vice                   1994           -0-           -0-         -0-                      -0-
President -                   1993           -0-           -0-         -0-                      -0-
Operations

Irwin Bransky/(4)/            1995         $271,631        -0-         -0-                      -0-
Former President              1994           -0-           -0-         -0-                      -0-
and Chief                     1993           -0-           -0-         -0-                      -0-
Executive
Officer of Kenfil Inc.

Carol L. Miltner/(5)/,        1995         $184,560/(5)/   -0-         -0-                      -0-
Executive Vice                1994         $ 75,000      $28,125      100,000 shs./(3)(5)/      -0-
President -                   1993           -0-           -0-         -0-                      -0-
Sales and Marketing

_________________________________
(1) In fiscal years 1995, 1994 and 1993, no executive officer received perquisites or other personal benefits, securities or property which exceeded the lesser of $50,000 or 10% of such executive officer's salary and bonus.
(2) Stock awards were made during fiscal 1995 to Messrs. Clark and Holmes at $2.50 per share, with the par value being paid in cash and the balance represented by non-interest bearing Promissory Notes in the amounts of $498,000 and $124,500, respectively. Stock options awarded in fiscal 1995 and 1994 were non-qualified stock options exercisable at $3.15 and $2.00 per share, respectively, and are subject to the approval of shareholders.

(3) Includes compensation received as a consultant in the applicable period in the amounts of $59,861 and $18,000, respectively.
(4)  Irwin Bransky left AmeriQuest in February, 1995.
(5) Carol Miltner left AmeriQuest in March, 1995. A consulting fee of $75,000 was paid at that time to The Consulting Group, which is wholly-owned by Ms. Miltner, and the options subject to her Employment Agreement were deemed to be fully vested, exercisable at $2.00 per share.


OPTION GRANTS

     The following table provides, as to the Chief Executive Officer and each of the five other highest paid executive officers who served as such during fiscal year 1995, information concerning individual grants of stock options made during fiscal year 1995.

                                             % of Total                              Potential Realizable Value
                                  No. of      Options                                 at Assumed Annual Rates
                                Securities   Granted to                             of Stock Price Appreciation
                                Underlying   Employees     Exercise                    for Option Term(4)(5)
                                 Options     in Fiscal      Price     Expiration   -----------------------------
     Name                        Granted     Year 1995   (per share)     Date          0%       5%         10%
     ----                       ----------   ----------  -----------  ----------   --------  --------    -------
     Harold L. Clark/(1)/          -0-          -0-          -0-           -           $0       $0          $0
     Stephen G. Holmes/(1)/        -0-          -0-          -0-           -           $0       $0          $0
     Peter S.H. Grubstein          -0-          -0-          -0-           -           $0       $0          $0
     Howard B. Crystal           100,000/(2)/  100%         $3.15      7/14/2000       $0    $110,000    $240,000
     Irwin Bransky                 -0-          -0-          -0-           -           $0       $0          $0
     Carol L. Miltner/(3)/         -0-          -0-          -0-           -           $0       $0          $0

---------------
(1) Stock awards were made during fiscal 1995 to Messrs. Clark and Holmes at $2.50 per share, with the par value being paid in cash and the balance represented by non-interest bearing Promissory Notes in the amounts of $498,000 and $124,500, respectively. The Notes are due September 30, 1996.
(2) The options granted are non-qualified stock options which vest in 25% increments every 14 months, with the first 25% scheduled to vest on September 14, 1995. Mr. Crystal left AmeriQuest at the end of July, 1995, and the severance arrangements are currently under negotiation.
(3) Carol Miltner left AmeriQuest in March, 1995. A consulting fee of $75,000 was paid at that time to The Consulting Group, which is wholly-owned by Ms. Miltner, and the options subject to her Employment Agreement were deemed to be fully vested, exercisable at $2.00 per share.
(4) The potential realizable values shown in these columns illustrate the results of hypothetical annual rates of appreciation compounded annually from the date of grant until the end of the option term, assuming an initial investment equal to the aggregate exercise price shown for the option grant. These amounts are reported net of the option exercise price (which may be paid by delivery of already-owned shares of Common Stock), but before any taxes associated with the exercise or subsequent sale of the underlying shares.
(5) The dollar amounts in these columns are based on the hypothetical annual rates of appreciation noted and are therefore not intended to forecast possible future appreciation, if any, of the price of AmeriQuest's Common Stock. Alternative formulas for determining potential realizable value have not been utilized because AmeriQuest is not aware of any formula which will determine with reasonable accuracy a present value based on future unknown or volatile factors. There can be no assurance that the dollar amounts reflected in these columns will be achieved. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall market conditions, as well as the executive officer's continued employment through the vesting period.

OPTION EXERCISES AND FISCAL YEAR-END VALUES

     The following table provides, as to the Chief Executive Officer of AmeriQuest and each of the five other highest paid executive officers who served as such during fiscal year 1995, information concerning unexercised stock options at June 30, 1995. None of the executive officers exercised any stock options during fiscal year 1995.

                                  Number of                     Value of Unexercised
                             Unexercised Options               In-the-Money Options at
                              at June 30, 1995                   June 30, 1995/(1)/
                         ----------------------------        ----------------------------
    Name                 Exercisable    Unexercisable        Exercisable    Unexercisable
-----------              -----------    -------------        -----------    -------------

Harold L. Clark,             62,500      187,500 shs.          $ 7,813          $23,438
Stephen G. Holmes            35,000       75,000 shs.          $ 9,375          $ 9,375
Peter S.H. Grubstein          -0-         -0-                    -0-              -0-
Howard B. Crystal             -0-        100,000 shs.            -0-              -0-
Irwin Bransky                 -0-         -0-                    -0-              -0-
Carol L. Miltner            100,000       -0-                  $12,500            -0-

-----------------------------
(1) Based on the closing price of AmeriQuest's Common Stock on the New York Stock Exchange on June 30, 1995.
(2) Carol Miltner left AmeriQuest in March, 1995. A consulting fee of $75,000 was paid at that time to The Consulting Group, which is wholly-owned by Ms. Miltner, and the options subject to her Employment Agreement were deemed to be fully vested, exercisable at $2.00 per share.


COMPENSATION OF OUTSIDE DIRECTORS

     AmeriQuest pays Messrs. Walker and Silvis $2,500 per quarter. AmeriQuest has and will continue to pay the expenses of its non-employee Directors in attending Board meetings. All directors are also eligible to receive stock and/or stock options as a form of compensation.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the fiscal year ended June 30, 1993 AmeriQuest granted options to each of Messrs. Walker and Silvis to purchase 5,000 shares of AmeriQuest's Common Stock at $1.50 per share. Such options were originally due to vest over a three-year period; however, on December 3, 1993 the Board resolved that such options should immediately vest, and be increased to 20,000 shares each exercisable at $1.875 per share. Mr. Silvis has exercised his option in full, but Mr. Walker still holds his option. On October 14, 1994, the Board resolved to grant Messrs. Walker and Silvis additional three-year options relating to 15,000 shares each, exercisable at $3.375 per share. The proposal to adjust the stock options arrangements in favor of Messrs. Walker and Silvis and the grant of new options was proposed by new directors without regard to any compensation that might be paid to others pursuant to recommendation of the Compensation Committee. Additionally, on July 28, 1995, the Board resolved to cancel the options outstanding in favor of Messrs. Walker and Silvis in the respective amounts of 35,000 and 15,000 shares, respectively, and granted to such individuals fully-paid shares in such amounts in recognition of their long-standing service to AmeriQuest.

     On March 4, 1994, the independent members of the Board of Directors authorized AmeriQuest to grant five-year, non-qualified stock options to Mr. Terren S. Peizer and Manufacturers Indemnity and Insurance Company of America in the amounts of 400,000 shares and 150,000 shares, respectively, as additional incentive for Messrs. Terren S. Peizer and Marc L. Werner to assist AmeriQuest with its avowed policy of growth by acquisition. The options vested when AmeriQuest's operations attained a sales "run rate" of $300 Million per year. The exercise price is $4.50 per share.

     On October 14, 1994, Manufacturers Indemnity and Insurance Company of America paid $456,000 for (i) 190,000 shares of AmeriQuest Common Stock and (ii) a warrant to acquire an additional 190,000 shares of AmeriQuest Common Stock, initially exercisable at $3.50 per share and subsequently adjusted to $2.22 per share. Manufacturers Indemnity and Insurance Company of America's purchase was part of a private placement in October, 1994 to a larger group of investors that provided funds necessary for AmeriQuest to acquire NCD. Also, on October 14, 1994, Manufacturers Indemnity and Insurance Company of America acquired 200,000 shares of AmeriQuest Common Stock in consideration of a promise to pay $2.50 per share.

     On June 28, 1995, Manufacturers Indemnity and Insurance Company of America paid $1,190,000 for (i) 680,000 shares of AmeriQuest Common Stock and (ii) a warrant to acquire an additional 1,360,000 shares of AmeriQuest Common Stock, exercisable at $1.05 per share. Manufacturers Indemnity and Insurance Company of America's purchase was part of a private placement in June, 1995 to a larger group of investors that provided funds necessary for AmeriQuest to meet working capital requirements occasioned by AmeriQuest being under collateralized on its obligation to IBM Credit Corporation.

     Messrs. Marc L. Werner, Terren S. Peizer and William N. Silvis serve on the Compensation Committee. While there are no "interlocks" between such individuals and other companies with which they are affiliated or associated, AmeriQuest granted options during fiscal 1994 to Mr. Terren S. Peizer and Manufacturers Indemnity and Insurance Company of America, a company affiliated with Mr. Werner, to secure the services of Messrs. Peizer and Werner in connection with the projected efforts they were to expend in assisting AmeriQuest in its acquisition of other companies.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     During the fiscal year ended June 30, 1993 AmeriQuest granted options to each of Messrs. Walker and Silvis to purchase 5,000 shares of AmeriQuest's Common Stock at $1.50 per share. Such options were originally due to vest over a three-year period; however, on December 3, 1993 the Board resolved that such options should immediately vest, and be increased to 20,000 shares each exercisable at $1.875 per share. Mr. Silvis has exercised his option in full, but Mr. Walker still holds his option. On October 14, 1994, the Board resolved to grant Messrs. Walker and Silvis additional three-year options relating to 15,000 shares each, exercisable at $3.375 per share. The proposal to adjust the stock options arrangements in favor of Messrs. Walker and Silvis and the grant of new options was proposed by new directors without regard to any compensation that might be paid to others pursuant to recommendation of the Compensation Committee. Additionally, on July 28, 1995, the Board resolved to cancel the options outstanding in favor of Messrs. Walker and Silvis in the respective amounts of 35,000 and 15,000 shares, respectively, and granted to such individuals fully-paid shares in such amounts in recognition of their long-standing service to AmeriQuest.

     On March 4, 1994, the independent members of the Board of Directors authorized AmeriQuest to grant five-year, non-qualified stock options to Mr. Terren S. Peizer and Manufacturers Indemnity and Insurance Company of America in the amounts of 400,000 shares and 150,000 shares, respectively, as additional incentive for Messrs. Terren S. Peizer and Marc L. Werner to assist AmeriQuest with its avowed policy of growth by acquisition. The options vested when AmeriQuest's operations attained a sales "run rate" of $300 Million per year. The exercise price is $4.50 per share.

     On October 14, 1994, Manufacturers Indemnity and Insurance Company of America paid $456,000 for (i) 190,000 shares of AmeriQuest Common Stock and (ii) a warrant to acquire an additional 190,000 shares of AmeriQuest Common Stock, initially exercisable at $3.50 per share and subsequently adjusted to $2.22 per share. Manufacturers Indemnity and Insurance Company of America's purchase was part of a private placement in October, 1994 to a larger group of investors that provided funds necessary for AmeriQuest to acquire NCD. Also, on October 14, 1994, Manufacturers Indemnity and Insurance Company of America acquired 200,000 shares of AmeriQuest Common Stock in consideration of a promise to pay $2.50 per share.

     On June 28, 1995, Manufacturers Indemnity and Insurance Company of America paid $1,190,000 for (i) 680,000 shares of AmeriQuest Common Stock and (ii) a warrant to acquire an additional 1,360,000 shares of AmeriQuest Common Stock, exercisable at $1.05 per share. Manufacturers Indemnity and Insurance Company of America's purchase was part of a private placement in June, 1995 to a larger group of investors that provided funds necessary for AmeriQuest to meet working capital requirements occasioned by AmeriQuest being under collateralized on its obligation to IBM Credit Corporation.

SEVERANCE ARRANGEMENTS WITH PRECEDING MANAGEMENT

     On July 28, 1995, the Board of Directors resolved to accede to the demands of Mr. Gregory A. White in connection with his severance of service from AmeriQuest. The Separation Agreement between AmeriQuest and Mr. White provides for (i) a lump-sum payment of $500,000 within three (3) business days following the closing of the Purchase Agreement (together with normal salary until so paid), (ii) to continue health insurance coverage for Mr. White and his dependents for a period of two years through July 11, 1997, (iii) all options are deemed vested and exercisable for a period of twenty-four months from the effective date of the Separation Agreement, and (iv) AmeriQuest will allow Mr. White to retain $155,000 he took as an interest-free loan, which shall be due and payable as soon as the market price for AmeriQuest's Common Stock reaches $3.50 for a 20-day (consecutive) period, provided there is then an effective registration statement available which would allow Mr. White to sell the shares underlying his options upon exercise thereof. AmeriQuest also forgave the outstanding loan it made to Mr. White to assist him in relocating his family from Florida to California, in the amount of $75,000.

                       __________________________________

     On July 28, 1995, the Board of Directors, in recognition of indications that Computer 2000 intended to replace Messrs. Clark and Holmes, resolved that AmeriQuest should honor the terms of their severance pay concurrent with the closing of the Purchase Agreement. The severance arrangements provide for the following:

     Severance Pay        Harold L. Clark        Stephen G. Holmes
     -------------        ---------------        -----------------

     Cash:
          Severance       $170,000               $160,000 ($100,000 at closing/$60,000 on 1/1/96)
          Vacation pay      20,000                 11,539
          Consulting
           retainer        100,000                 -0-
                          --------               --------
                          $290,000               $171,539
                          ========               ========
          Repriced
           options:       250,000 shs. @ $1.00   100,000 shs. @ $1.00

     NOTWITHSTANDING ANYTHING TO THE CONTRARY, THE FOLLOWING REPORT OF THE COMPENSATION COMMITTEE AND THE PERFORMANCE GRAPH ON PAGE 13 SHALL NOT BE DEEMED INCORPORATED BY REFERENCE BY ANY GENERAL STATEMENT INCORPORATING BY REFERENCE THIS ANNUAL REPORT INTO ANY FILING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EXCEPT TO THE EXTENT THAT THE REGISTRANT SPECIFICALLY INCORPORATES THIS INFORMATION BY REFERENCE, AND SHALL NOT OTHERWISE BE DEEMED FILED UNDER SUCH ACTS.

                      REPORT OF THE COMPENSATION COMMITTEE

     The Compensation Committee of the Board performs four principal tasks: it recommends to the full Board the compensation of AmeriQuest's Chief Executive Officer, reviews and takes action on the recommendations of the Chief Executive Officer as to the appropriate compensation of AmeriQuest's other officers, approves the granting of any bonuses to officers and reviews other compensation and personnel development matters generally.

     In fulfilling these duties, it is the objective of the Compensation Committee to have a policy that will enable AmeriQuest to attract, retain and reward executive officers of outstanding ability.

     AmeriQuest's compensation policy for executives is to pay competitively and to be fair in the administration of pay. This is the same policy applicable to all employees of AmeriQuest. Base salary levels for AmeriQuest's executive officers are intended to be generally competitive with other comparable companies, taking into account such factors as the level of responsibility involved, the need for special expertise and the specific individual's experience and prior performance at AmeriQuest.

     Executive base salaries are reviewed by the Committee annually, with any adjustments normally becoming effective on January 1. During this review the Committee considers the performance of AmeriQuest during the prior year, the individuals executive's contribution to that performance and changes in the role and responsibility of the executive during that year.

     Calendar year 1994 was a very difficult year for AmeriQuest, with a substantial loss being reported for the fiscal year 1994. Likewise, AmeriQuest has struggled to maintain market share to date in 1995, and continues to report losses. These losses have been a combination of operating and restructuring losses.

     AmeriQuest also has Stock Option Plans which are administered by a separate Stock Option Committee. AmeriQuest has never issued restricted stock or stock appreciation rights to executive officers, and it does not have any long-term incentive plans other than the Stock Option Plans.

     Non-qualified stock options were granted during 1994 to the five highest paid executive officers of AmeriQuest, as follows: Harold L. Clark, 250,000 shares; Carol L. Miltner, 100,000 shares; Stephen G. Holmes, 100,000 shares; Mike Rusert, 100,000 shares and Peter Lytle, 40,000 shares. During 1995, non-qualified options were granted to Howard B. Crystal, 100,000 shares; and options were granted in connection with business operations acquired, including 610,000 shares to former NCD employees and 121,798 to employees of Robec, Inc. AmeriQuest also allowed Messr. Clark and Holmes to purchase 200,000 and 50,000 shares, respectively for $2.50 per share for consideration consisting of the par value paid in cash and Promissory Notes in the amounts of $298,000 and $124,500, respectively, which are due September 30, 1996.

     On December 6, 1993, the Compensation Committee was appointed, consisting of Messrs. Marc Werner, Terren Peizer and William Silvis. Accordingly, this report has been signed by these directors.

                              COMPENSATION COMMITTEE

                              Marc L. Werner
                              Terren S. Peizer
                              William N. Silvis


August 7, 1995


                               PERFORMANCE GRAPH

     Set forth below are line graphs which illustrate for the purpose of comparison the percentage change in the cumulative stockholder return on AmeriQuest's Common Stock from June 30, 1991 through June 30, 1995 with the percentage change in the cumulative total return over the same period on (i) the CRSP Index for the NASDAQ Stock Market - US Companies, and (ii) the CRSP Index for the NASDAQ Stock Market - Computer Manufacturing Companies. This graph assumes an initial investment of $100 on July 1, 1991 in each of AmeriQuest's Common Stock, the CRSP Index for the NASDAQ Stock Market - US Companies and the CRSP Index for the NASDAQ Stock Market - Computer Manufacturing Companies.

                       [PERFORMANCE GRAPH APPEARS HERE]

                             SECTION 16 COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires AmeriQuest's executive officers, directors and persons who own more than 10% of a registered class of AmeriQuest's equity securities to file reports of ownership and changes in ownership of AmeriQuest securities with the Securities and Exchange Commission and the New York Stock Exchange. Based solely on its review of the copies of such forms furnished to AmeriQuest and representations regarding compliance with such filing requirements as were received from AmeriQuest's executive officers, directors and greater than 10% shareholders, AmeriQuest believes that all such Section 16(a) filing requirements were complied with during fiscal 1994 and 1995.